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Definitions of key terms

--------------------------------------------------------------------------------

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" guaranteed minimum death benefit).

ANNUAL WITHDRAWAL AMOUNT -- The "Annual withdrawal amount" is the amount that can be withdrawn from your contract without reducing your GIB benefit base and Roll-up to age 85 benefit base. It is equal to the Annual Roll-up rate in effect at the time, multiplied by the GIB benefit base as of the most recent contract date anniversary.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural, the annuitant is the measuring life for determining benefits under the contract.

AUTOMATIC INVESTMENT PROGRAM ("AIP") -- The "Automatic investment program" allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

BUSINESS DAY -- Our "business day" is generally and day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value.

CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CUSTOMIZED PAYMENT PLAN -- For contracts with GIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

CUSTOM SELECTION RULES -- The "Custom Selection Rules" are rules for the allocation of contributions and for transfers to, and transfers among, the Protection with Investment Performance account. These rules require that allocations be made according to certain categories and investment option limits.

DEFERRAL BONUS ROLL-UP RATE -- The "Deferral bonus Roll-up rate" is used to calculate amounts credited to your GIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

EXCESS WITHDRAWAL -- For contracts with the GIB, an "Excess withdrawal" is a withdrawal in excess of your Annual withdrawal amount.

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. This is your "Free look" right under the contract.

GIB BENEFIT BASE -- The GIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GIB payments. Your GIB benefit base is created and increased by allocations and transfers to your Protection with Investment Performance account. The GIB benefit base is not an account value or cash value. The GIB benefit base is also used to calculate the charge for the GIB.

GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment Performance variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

GUARANTEED INCOME BENEFIT ("GIB") -- The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GIB payments". The GIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GIB under the contract.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the value of your Protection with Investment Performance account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Investment Performance account value" is the total value in: (i) the Investment Performance variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in the account for special dollar cost averaging designated for the Investment Performance variable investment options.

INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the


                                                     Definitions of key terms  5
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Retirement Cornerstone(SM) -- Series ADV at a glance -- key features

--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Professional investment     The Retirement Cornerstone(SM) -- Series ADV variable investment options invest in different Portfolios
management                  managed by professional investment advisers.
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed interest         o Principal and interest guarantees.
option                      o Interest rates set periodically.
------------------------------------------------------------------------------------------------------------------------------------
Tax advantages              o No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
                            --------------------------------------------------------------------------------------------------------
                            o No tax on transfers among investment options inside the contract.
                            --------------------------------------------------------------------------------------------------------
                            If you are purchasing or contributing to an annuity contract which is an Individual Retirement Annuity
                            (IRA), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements. Before purchasing or contributing to one of the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract's Guaranteed benefits may have limited usefulness because of required minimum distributions ("RMDs").
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed income benefit   The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB payments"),
("GIB")                     which will begin automatically at the earliest of: (i.) the contract date anniversary following the date your Protection with Investment Performance account value falls to zero, except as the result of a withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal"); (ii.) the contract date anniversary following your 95th birthday; and (iii.) your contract's maturity date. Lifetime GIB payments can be on a single or joint life basis. YOUR LIFETIME GIB PAYMENTS ARE CALCULATED BY APPLYING
                            A PERCENTAGE (WHICH IS BASED ON YOUR AGE AT THE TIME YOUR PAYMENTS BEGIN) TO YOUR GIB BENEFIT BASE. SEE
                            "GIB BENEFIT BASE" IN "CONTRACTS FEATURES AND BENEFITS" LATER IN THIS PROSPECTUS.

                            AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE TO ZERO
                            WILL CAUSE YOUR GIB TO TERMINATE. EVEN IF AN EXCESS WITHDRAWAL DOES NOT CAUSE YOUR GIB TO TERMINATE, IT
                            CAN GREATLY REDUCE YOUR GIB BENEFIT BASE AND THE VALUE OF YOUR BENEFIT. Beginning in the second contract year, and prior to the beginning of your Lifetime GIB payments, you can take your Annual withdrawal amount without reducing your GIB benefit base.

                            The GIB is issued with all eligible contracts unless you opt out at the time you apply for your
                            Retirement Cornerstone(SM) -- Series ADV contract. See "Lifetime GIB payments" and "Annual withdrawal amount" under "Guaranteed income benefit" in "Contract features and benefits" later in this Prospectus.
                            ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR GIB MUST BE ALLOCATED TO THE PROTECTION WITH INVESTMENT
                            PERFORMANCE VARIABLE INVESTMENT OPTIONS. AMOUNTS INVESTED IN THE PROTECTION WITH INVESTMENT PERFORMANCE
                            VARIABLE INVESTMENT OPTIONS MUST BE ALLOCATED IN ACCORDANCE WITH CERTAIN INVESTMENT RESTRICTIONS.
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum          o Return of Principal death benefit
death benefits ("GMDBs")    o Highest Anniversary Value death benefit
                            o "Greater of" death benefit

                            The GMDBs are funded through contributions and transfers to the Protection with Investment Performance account.

                            All three GMDBs are available in combination with the GIB. The Return of Principal death benefit and the Highest Anniversary Value death benefit are available without the GIB. However, the "Greater of"
                            death benefit can only be selected in combination with the GIB. If you do not select either the Highest
                            Anniversary Value death benefit or the "Greater of" death benefit, the Return of Principal death benefit will automatically be issued with all eligible contracts. Eligible contracts are those that meet the owner and annuitant issue age requirements described under "How you can purchase and contribute to your contract" in "Contract features and benefits."

                            The death benefit in connection with your Investment Performance account value is equal to your
                            Investment Performance account value as of the day we receive satisfactory proof of death.
------------------------------------------------------------------------------------------------------------------------------------

         Retirement Cornerstone(SM) -- Series ADV at a glance -- key features 11
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
------------------------------------------------------------------------------------------------------------------------------------
Dropping or changing your   You have the option to drop or change your Guaranteed benefits subject to our rules. In some cases, you
Guaranteed benefits         may have to wait four contract years in order to drop your benefits. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as Appendix I, for more information.
------------------------------------------------------------------------------------------------------------------------------------
Contribution amounts        The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information, including important limitations on contributions.
                            --------------------------------------------------------------------------------------------------------
                            NQ                                                       $10,000 ($500)*
                            --------------------------------------------------------------------------------------------------------
                            Traditional or Roth IRA                                  $10,000 ($50)*
                            --------------------------------------------------------------------------------------------------------
                            Inherited IRA Beneficiary continuation contract
                            (traditional IRA or Roth IRA) ("Inherited IRA")          $10,000 ($1,000)
                            --------------------------------------------------------------------------------------------------------
                            * $100 monthly and $300 quarterly under our automatic investment program.

                            o Maximum contribution limitations apply to all contracts. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this
                              Prospectus.
                            --------------------------------------------------------------------------------------------------------
                            Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options (including the Protection with Investment Performance variable investment options) and to limit the number of variable investment options which you may select.
------------------------------------------------------------------------------------------------------------------------------------
Access to your money        o Partial withdrawals

                            o Several options for withdrawals on a periodic basis

                            o Contact surrender

                            o Maximum payment plan (only under contracts with GIB)

                            o Customized payment plan (only under contracts with GIB)

                            Any income you receive may be subject to tax; also may be subject to an additional 10% income tax penalty unless you are age 59-1/2 or another exception applies. Also certain withdrawals will diminish the value of any Guaranteed benefits you have funded.
------------------------------------------------------------------------------------------------------------------------------------
Payout options         o Fixed annuity payout options

                       o Other payout options through other contracts
------------------------------------------------------------------------------------------------------------------------------------
Account values         INVESTMENT PERFORMANCE ACCOUNT VALUE

                         o Investment Performance variable investment options

                         o Guaranteed interest option

                         o Amounts in the account for special money market dollar cost averaging designated for Investment
                           Performance variable investment options or the guaranteed interest option

                       PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE

                       o Protection with Investment Performance variable investment options

                       o Amounts in the account for special money market dollar cost averaging designated for Protection with
                         Investment Performance variable investment options
------------------------------------------------------------------------------------------------------------------------------------

12 Retirement Cornerstone(SM) -- Series ADV at a glance -- key features

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the minimum fees and expenses (before expense limitations). Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



------------------------------------------------------------------------------------------------------------------------------------
                                                                 SERIES ADV
------------------------------------------------------------------------------------------------------------------------------------
                                     IF YOU SURRENDER OR DO NOT SURRENDER YOUR
                                     CONTRACT AT THE END OF THE APPLICABLE            IF YOU ANNUITIZE AT THE END OF THE APPLICABLE
                                                 TIME PERIOD                                           TIME PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                        1 YEAR     3 YEARS     5 YEARS    10 YEARS     1 YEAR     3 YEARS     5 YEARS     10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the
    Portfolios                          $760       $2,285      $3,823      $7,753       N/A        $2,635      $4,173      $8,103
(b) assuming minimum fees and
    expenses of any of the
    Portfolios                          $352       $1,113      $1,959      $4,515       N/A        $1,463      $2,309      $4,865
------------------------------------------------------------------------------------------------------------------------------------

The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge of 0.010%, calculated as a percentage of contract value.

The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the account for special money market dollar cost averaging are not covered by these examples. The annual administrative charge does apply to amounts allocated to the guaranteed interest option, and the account for special money market dollar cost averaging.

The example assumes that you invest $10,000 in the Investment Performance variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Investment Performance variable investment options set forth in the previous charts. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



------------------------------------------------------------------------------------------------------------------------------------
                                                                 Series ADV
------------------------------------------------------------------------------------------------------------------------------------
                                      If you surrender or do not surrender your
                                       contract at the end of the applicable           If you annuitize at the end of the applicable
                                                     time period                                     time period
------------------------------------------------------------------------------------------------------------------------------------
                                        1 year     3 years     5 years    10 years     1 year     3 years     5 years     10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the
    Portfolios                          $554       $1,654      $2,742      $5,410       N/A        $2,004      $3,092      $5,760
(b) assuming minimum fees and
    expenses of any of the
    Portfolios                          $110       $  344      $  596      $1,317       N/A        $  694      $  946      $1,667
------------------------------------------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix III at the end of this Prospectus.


CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.


16 Fee table
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   Performance variable investment options and guaranteed interest option" in
   "Transferring your money among investment options" later in this Prospectus;

o All of our dollar cost averaging programs are available if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of the account for special money market dollar cost averaging as part of the Systematic transfer program.

o A special money market dollar cost averaging program may not be in effect at the same time as a general dollar cost averaging program;

o The only dollar cost averaging program available to fund your Guaranteed benefits is our special money market dollar cost averaging program;

o You may cancel your participation at any time but you may not change your allocation instructions on file during the selected time period. If you terminate your special money market dollar cost averaging program, we will allocate any remaining amounts in your account for special money market dollar cost averaging pursuant to your program allocations on file;

o If you are dollar cost averaging into the Protection with Investment Performance variable investment options when you decide to drop all Guaranteed benefits ("post-funding drop"), we will default future transfers designated for the Protection with Investment Performance variable investment options to the corresponding Investment Performance variable investment options that invest in the same underlying Portfolios. Also, you can cancel your special money market dollar cost averaging program and accelerate all transfers to the corresponding Investment Performance variable investment options. See "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

o We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.


GENERAL DOLLAR COST AVERAGING PROGRAM

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment Performance variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix IV later in this Prospectus.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.


INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment Performance variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment Performance variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer


                                              Contract features and benefits  39
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limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.

GUARANTEED INCOME BENEFIT

This section describes the Guaranteed income benefit, or "GIB". The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB payments") that are calculated by applying a percentage (which is based on your age at the time your payments begin) to your GIB benefit base. The GIB also allows you to take certain withdrawals (your "Annual withdrawal amount") prior to the beginning of your Lifetime GIB payments. Your Annual withdrawal amount is calculated each contract date anniversary by applying a percentage ("the Annual Roll-up rate") to your GIB benefit base. Lifetime GIB payments and your Annual withdrawal amount are described later in this section. With respect to your GIB, it is important to note the following:

o Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a new special money market dollar cost averaging program. You can, however, continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time you make a subsequent contribution to your Investment Performance account. Scheduled transfers from an existing special money market dollar cost averaging program will continue through to the program's conclusion.

o Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GIB. An Excess withdrawal that reduces your Protection with Investment Performance account value to zero will cause your GIB to terminate.

In order to fund your Guaranteed income benefit, you must make contributions or transfers to the Protection with Investment Performance account. All allocations to the Protection with Investment Performance account must be made in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection with Investment Performance account value be allocated according to certain category and investment option limits. ANY ALLOCATION TO THE "EQUITY" CATEGORY REQUIRES THAT THERE BE A 40% MINIMUM ALLOCATION TO THE "FIXED INCOME" CATEGORY. This will also limit the amount that may be allocated to the "AXA Strategic Allocation" Category. For detailed information on how our Custom Selection Rules work, see "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus.

The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you apply for your Retirement Cornerstone(SM) -- Series ADV contract. Currently, the GIB is issued to owners age 20-75 and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GIB will be issued based on the older owner's age. The GIB cannot be added to your contract later if you decide to opt-out.

You can drop your GIB at any time prior to funding your Protection with Investment Performance account. IF YOU FUND THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT AT ISSUE, YOU CAN DROP YOUR GIB IF YOUR CONTRACT HAS BEEN IN FORCE FOR AT LEAST FOUR CONTRACT YEARS. It is important to note that if you decide to drop your GIB, either before or after funding your Protection with Investment Performance account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

--------------------------------------------------------------------------------
The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you complete your application.
--------------------------------------------------------------------------------

When you purchase a contract with the GIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit,
(ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of" death benefit.

There is an additional charge for the GIB which is described under "Guaranteed income benefit charge" in "Charges and expenses" later in this Prospectus.

If you have the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

--------------------------------------------------------------------------------
The Guaranteed income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------

GIB BENEFIT BASE


Your GIB has a benefit base. Your GIB benefit base is not an account value or cash value. The GIB benefit base is used to calculate your Lifetime GIB payments, your Annual withdrawal amount and the charge for the benefit. Your GIB benefit base is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any transfers to the Protection with Investment Performance variable investment options; less

o   A deduction that reflects any "Excess withdrawal" amounts; plus

o Any "Deferral bonus Roll-up amount" or any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.

                                      -OR-

The "reset" value for every third contract date anniversary from the contract date up to your 95th birthday. (The GIB benefit base reset is described below.)

--------------------------------------------------------------------------------
The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------

It is important to note that withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. However, those same


40  Contract features and benefits
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Withdrawals in excess of your Annual withdrawal amount will reduce your GIB benefit base on a pro-rata basis. See "Annual withdrawal amount" later in this section.

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to your GIB benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- it is called the "Deferral bonus Roll-up rate". The Deferral bonus Roll-up rate is described below.

The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but will never be less than 4% or greater than 8% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.

     o TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.


DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is only used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) until a withdrawal is made from your Protection with Investment Performance account. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount under the GIB.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your GIB benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up rate will not be applied at that end of the contract year in which the withdrawal was taken and will terminate for the life of the contract.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases with a higher Roll-up rate.

The Deferral bonus Roll-up rate is variable and is tied to the Deferral Bonus Ten-Year Treasuries Formula Rate described below. The Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years up until the first withdrawal from the Protection with Investment Performance account value. The Deferral bonus Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a Deferral bonus Roll-up rate that is greater than 8%.

     o DEFERRAL BONUS TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year
         U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.50%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

As described above, both the Annual Roll-up rate and the Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years. Based on the underlying formula rates that are used in arriving at the two Roll-up rates, it is expected that the Deferral bonus Roll-up rate will generally be 0.50% greater than the Annual Roll-up rate. However, this is not guaranteed. In certain interest rate environments, the Deferral bonus Roll-up rate may not always be 0.50% greater than the Annual Roll-up rate. In some cases, it may be more than 0.50% greater than the Annual Roll-up rate.

Examples:

     o Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 3.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 4.25%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 4%, the Annual Roll-up rate would be 4%. The Deferral bonus Roll-up rate would remain 4.25% having met the same guaranteed minimum.

     o Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 7.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 8.25%. Since the Annual Roll-up rate is below the guaranteed maximum of 8%, the Annual Roll-up rate would remain 7.75%. The Deferral bonus Roll-up rate would be 8% because it would have exceeded our guaranteed maximum.

It is important to note that on each contract anniversary, we will apply either the Annual Roll-up rate or the Deferral bonus Roll-up rate to your GIB benefit base based on whether you have taken a withdrawal from the Protection with Investment Performance account value. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protection with Investment Performance account value, the Deferral bonus Roll-up rate will no longer be shown on your statements.

NEW BUSINESS RATES. Your initial Annual Roll-up rate will not be less than 4% or, if greater, the Ten-Year Treasuries Formula Rate. Your initial Deferral bonus Roll-up rate will not be less than 4% or, if greater,


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the Deferral bonus Ten-Year Treasuries Formula Rate. Once a contract is issued with the Annual Roll-up and Deferral bonus rates that are then in effect for new business, those rates will be applicable for one contract year even if you fund your Guaranteed benefits later in that contract year.

75 DAY RATE LOCK-IN. If your initial contribution is received within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the greater of the rates in effect on the date of the application or the rates in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the rates in effect on the date we issue your contract. For a state-by-state description of all material variations of this contract, including whether a longer rate lock-in period applies in your state, see Appendix IV later in this Prospectus.

Example:

     You sign your application for Retirement Cornerstone(SM) -- Series ADV on September 15th. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.50% and 6.00%, respectively. Your initial contribution is received by way of a rollover contribution on October 5th and the contract is issued the next day. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.25% and 5.75%, respectively. In this example, your contract will be issued with the rates that were "locked in" at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

These are your initial Annual Roll-up and Deferral bonus Roll-up rates and they will apply to your contract for one full contract year. On your next contract date anniversary, Renewal rates will apply.

RENEWAL RATES. On the first day of each contract year, starting with the second contract year, a new Annual Roll-up rate will apply to your contract. A new Deferral bonus Roll-up rate will also apply provided you did not take a withdrawal from your Protection with Investment Performance account. These "Renewal rates" will never be less than 4% or the underlying Ten-Year Treasuries Formula Rate (for the Annual Roll-up Rate) and Deferral bonus Ten-Year Treasuries Formula Rate (for the Deferral bonus Roll-up rate).

These Renewal rates may be more than or less than, or equal to, your initial Annual Roll-up rate and Deferral bonus Roll-up rate. We also reserve the right to set new business rates that are higher than Renewal rates.

Any transfers or contributions to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program and any contribution amounts in the account for special dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, after the first day of any contract year will get the Annual Roll-up rate and Deferral bonus Roll-up rate in effect as of the most recent contract date anniversary.

NOTIFICATION OF ANNUAL ROLL-UP RATE AND RENEWAL RATES. If you have the GIB, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate for your first contract year. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GIB after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, the Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year's Annual Roll-up rate and Deferral bonus Roll-up rate for your contract. This information can also be found online, through your Online Access Account.

--------------------------------------------------------------------------------
The Annual Roll-up rate is used to calculate your Annual withdrawal amount and your GIB benefit base if you have taken a withdrawal from your Protection with Investment Performance account. The Deferral bonus Roll-up rate is used to calculate your GIB benefit base until a withdrawal is made.
--------------------------------------------------------------------------------


ANNUAL ROLL-UP AMOUNT AND ANNUAL GIB BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your GIB benefit base on each contract date anniversary. This amount is calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your GIB benefit base is a primary way to increase the value of your GIB benefit base.

Your Annual Roll-up amount is calculated as follows:

o   your GIB benefit base on the preceding contract date anniversary, multiplied by:

o the Annual Roll-up rate that was in effect on the first day of the contract year; plus

o a pro-rated Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus

o a pro-rated Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro rated based on the number of days in the contract year after the contribution; less

o any withdrawals of the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount.


DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT

The Deferral bonus Roll-up amount is an amount credited to your GIB benefit base on each contract date anniversary provided you have not taken a withdrawal from your Protection with Investment Performance account value. The amount is calculated by taking into account your


                                              Contract features and benefits  43
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GIB benefit base from the preceding contract date anniversary, the applicable
Deferral bonus Roll-up rate under your contract and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus Roll-up amount adjustment to your GIB benefit base is a primary way to increase the value of your GIB benefit base. Your Deferral bonus Roll-up amount is calculated as follows:

o   your GIB benefit base on the preceding contract date anniversary, multiplied by:

o the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

o a pro rated Deferral bonus Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through a special money market dollar cost averaging program, during the contract year pro rated based on the number of days in the contract year after the transfer or contribution; plus

o a pro rated Deferral bonus Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro rated based on the number of days in the contract year after the contribution.

                    --------------------------------------

The GIB benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 95th birthday.

For more information, see the example below.


ANNUAL WITHDRAWAL AMOUNT


(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS)

Your Annual withdrawal amount is calculated on the first day of each contract year, beginning in the second contract year, and is equal to:

o   the Annual Roll-up rate in effect at the time, multiplied by;

o   the GIB benefit base as of the most recent contract date anniversary.

Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB benefit base and adversely affecting your Lifetime GIB payments. IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON BOTH YOUR GIB BENEFIT BASE AND LIFETIME GIB PAYMENTS. AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT TO ZERO WILL CAUSE YOUR GIB TO TERMINATE. You do not have an Annual withdrawal amount in the first contract year in which you fund the Protection with Investment Performance account.

A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded will reduce your GIB benefit base on a pro-rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce your GIB benefit base on a pro-rata basis. This is referred to as an "Excess withdrawal". The reduction of your GIB benefit base on a pro-rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current GIB benefit base by the same percentage. A pro-rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protection with Investment Performance account value is less than the benefit base. For an example of how a pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section. A WITHDRAWAL FROM YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IS FUNDED IS TREATED JUST LIKE AN EXCESS WITHDRAWAL.

For more information, see "Example of how your Annual withdrawal amount; Annual Roll-up amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated" immediately below. See also "How withdrawals affect your Guaranteed benefits" later in this section and see Appendix VI later in this Prospectus for examples of how withdrawals affect your Annual withdrawal amount.

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect at the time. The Deferral bonus Roll-up rate, described below, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See "Lifetime GIB payments" later in this section.


EXAMPLE OF HOW YOUR ANNUAL WITHDRAWAL AMOUNT; ANNUAL ROLL-UP AMOUNT; DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL GIB BENEFIT BASE ADJUSTMENT; AND THE EFFECT OF AN EXCESS WITHDRAWAL IS CALCULATED.

Annual withdrawal amount. Assume you make a contribution of $200,000 and allocate $100,000 to your Protection with Investment Performance variable investment options and $100,000 to your Investment Performance variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protection with Investment Performance variable investment options. Also assume that your Annual Roll-up rate is 4% and your Deferral bonus rate is 4.50% in each contract year. Accordingly, your GIB benefit base on your fifth contract date anniversary is $130,323.

The GIB benefit base of $130,323 is calculated as follows:

You start with $100,000 allocated to the Protection with Investment Performance variable investment options. This amount is your initial GIB benefit base.

-- The first Deferral bonus Roll-up amount increases your GIB benefit base to $104,500. ($100,000 + $4,500)

         $100,000 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $4,500 (Deferral bonus Roll-up amount)


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under your Retirement Cornerstone(SM) -- Series ADV contract, the calculation of the payments is not impacted.

For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. The joint life must be the spouse of the owner, and payments will be based on the age of the younger spouse. For jointly owned contracts, payments can be based on a single life (based on the life of the older spouse) or joint lives (based on the age of the younger spouse). (For non-natural owners, payments are available on the same basis but are based on the annuitant or joint annuitant's life). An owner may choose a single or joint life payout based on whether he or she wants Lifetime GIB payments to continue for the life of the younger spouse.

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Protection with Investment Performance account value is zero as described above, we will use your GIB benefit base as of the day your Protection with Investment Performance account value was reduced to zero. On the day your Protection with Investment Performance account is reduced to zero, we calculate your GIB benefit base using the same formula described under "GIB benefit base" earlier in this section. Please note that there is no pro rata Annual Roll-up amount added to your GIB benefit base on the day your Protection with Investment Performance account is reduced to zero. Annual Roll-up amounts are only added to your GIB benefit base at the end of the contract year.

Example:

     Assume your Protection with Investment Performance account value goes to zero in the middle of the 10th contract year. At the beginning of the 10th contract year, the GIB benefit base is $100,000. If there were no contributions or transfers to the Protection with Investment Performance account or any excess withdrawals during that contract year, the GIB benefit base on the day your Protection with Investment Performance account value was reduced to zero would be $100,000.

If your Protection with Investment Performance account is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add the Annual Roll-up amount to your GIB benefit base.

The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:


--------------------------------------------------------------------------------
      Age                Single Life              Joint Life
--------------------------------------------------------------------------------
Up to age 85                  4%                     3.25%
  Ages 86-94                  5%                     4%
  Age 95                      6%                     4.50%
--------------------------------------------------------------------------------

If your Protection with Investment Performance account value is reduced to zero, as described above, and you have no Investment Performance account value, the following applies:

     (i) We will issue a supplementary contract with the same owner and beneficiary.

     (ii) We will set up the payout based on a single life. You will have 30 days from the date we issue the supplementary contract in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

     (iii) If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. In the next contract year, you will begin receiving your Lifetime GIB payments. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (iv) If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing the supplementary contract. Your Lifetime GIB payment will begin in the next contract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (v) If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vi) If you were not taking withdrawals, and your Protection with Investment Performance account value was reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vii) Your Guaranteed minimum death benefit will be terminated and no subsequent contributions or transfers will be permitted once your Protection with Investment Performance account value goes to zero.

If your Protection with Investment Performance account value is reduced to zero, as described above, and you have Investment Performance account value, the following applies:

     (i) We will issue you a GIB payout kit. The kit will include a state-ment that reflects your Lifetime GIB payments, the frequency of those payments, identifying information about payees, and other applicable forms.

     (ii) We will set up the payout based on a single life. You will have 30 days from the date we send your GIB payout kit in which to make any changes (regarding payouts based on joint lives or the frequency on which payments are made).


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o   Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any amounts transferred to the Protection with Investment Performance variable investment options.

                                      -OR-

o Your highest Protection with Investment Performance account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to a special money market dollar cost averaging program designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base will be reduced on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your Protection with Investment Performance account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

o Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protection with Investment Performance variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

                                      -OR-

o Your highest Protection with Investment Performance value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to the account for special money market dollar cost averaging designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base).

Please see Appendix II later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.


"GREATER OF" DEATH BENEFIT

Your "Greater of" guaranteed minimum death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

o The benefit base computed for the Highest Anniversary Value death benefit (described immediately above); and

o   The Roll-up to age 85 death benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through the account for special money market dollar cost averaging;
    plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any transfers to the Protection with Investment Performance variable investment options; less

o   A deduction that reflects any "Excess withdrawal" amounts; plus

o Any "Deferral bonus Roll-up amount" OR "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.

                                      -OR-

The "reset" value for every third contract date anniversary from the contract date up to your 85th birthday. (The Roll-up to age 85 benefit base reset is described below.)

--------------------------------------------------------------------------------
The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------------------

In order to select the "Greater of" death benefit, you must also have the GIB. It is important to note that withdrawals up to your Annual withdrawal amount under the GIB will not reduce your Roll-up to age 85 benefit base. However, these same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to your Roll-up to age 85 benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year.

Every three contract years from your contract issue date up to your 85th birthday, your Roll-up to age 85 benefit base will automatically reset to equal to your Protection with Investment Performance account value, if your Protection with Investment Performance account value is greater than the calculation described above. The Roll-up to age 85 benefit base reset is described in more detail below.


ROLL-UP TO AGE 85 BENEFIT BASE RESET

This section describes how the Roll-up to age 85 benefit base reset works in connection with the calculation of your "Greater of" death benefit.


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Your Roll-up to age 85 benefit base will automatically "reset" to equal the
Protection with Investment Performance account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following your 85th birthday. If you choose to fund your Protection with Investment Performance account after issue, the eligibility for resets every three years is still based on the contract issue date and not the date that you first funded the Protection with Investment Performance account.

If a reset is not applicable on any eligible contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if the Roll-up to age 85 benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

--------------------------------------------------------------------------------
Whether you fund your "Greater of" death benefit at contract issue or some later date, the contract date anniversaries on which your Roll-up to age 85 benefit base is eligible for a reset are the same.
--------------------------------------------------------------------------------

We reserve the right to increase the fee for the "Greater of" death benefit if the Roll-up to age 85 benefit base resets. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your Roll-up to age 85 benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if your Roll-up to age 85 benefit base is eligible for a reset and if a fee increase for the "Greater of" death benefit has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your Roll-up to age 85 benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee for the "Greater of" death benefit will apply upon the next reset. Your Roll-up to age 85 benefit base would be eligible for resets based on the same schedule: every three contract years from the contract issue date.

If we do not increase the charge for the "Greater of" death benefit when the Roll-up to age 85 benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.

                    --------------------------------------

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent years. The Annual Roll-up rate used for the Roll-up to age 85 component of the "Greater of" death benefit is always the same as the Annual Roll-up rate under your GIB. This rate is calculated using the Ten-Year Treasuries Rate Formula. See "Annual Roll-up Rate" under "Guaranteed income benefit" in Contract features and benefits for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- the Deferral bonus Roll-up rate, described below.


DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base until a withdrawal is made from your Protection with Investment Performance account.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up rate will not be applied at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. The Deferral bonus Roll-up rate used for the Roll-up to age 85 component of the "Greater of" death benefit is always the same as the Deferral bonus Roll-up rate under your GIB. This rate is calculated using the Deferral bonus Ten-Year Treasuries Rate Formula. See "Deferral bonus Roll-up Rate" under "Guaranteed income benefit" in "Contract features and benefits" for more information regarding this formula.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases.

NEW BUSINESS RATES. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GIB. See "New business rates" under Guaranteed income benefit in "Contract features and benefits" for more information.

75 DAY RATE LOCK-IN. When you select the "Greater of" death benefit with the GIB, the 75 day rate lock in applies to both the Annual Roll-up rate and Deferral bonus Roll-up under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in works, see "Guaranteed income benefit" in "Contract features and benefits."

RENEWAL RATES. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GIB. For more information, see "Renewal rates" under "Guaranteed income benefit" in Contract features and benefits.

NOTIFICATION OF RENEWAL RATES. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate for your first contract year. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GIB) after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual


50  Contract features and benefits
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Roll-up rate and Deferral bonus Roll-up rate for your contract. The information can also be found online, through your Online Access Account.


ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Annual Roll-up amount is calculated as follows:

o Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o The Annual Roll-up rate that was in effect on the first day of the contract year; plus

o A pro-rated Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus

o A pro-rated Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; less

o Any withdrawals of the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro-rata basis. When the annuitant reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.


DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE
ADJUSTMENT

The Deferral bonus Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have not taken a withdrawal from your Protection with Investment Performance account value. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral bonus Roll-up rate under your contract, and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Deferral bonus Roll-up amount is calculated as follows:

o your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

o a pro-rated Deferral bonus Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus

o a pro-rated Deferral bonus Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution.

                    --------------------------------------

The Roll-up to age 85 benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday.

--------------------------------------------------------------------------------
If you have both the GIB and the "Greater of" death benefit, the GIB benefit base and the Roll-up to age 85 death benefit base are equal until age 85. Beginning on the contract date anniversary following age 85, your Roll-up to age 85 benefit base that is part of your "Greater of" Guaranteed minimum death benefit, will (i) no longer roll up; (ii) no longer be eligible for resets; and be reduced dollar-for dollar by withdrawals up to your Annual withdrawal amount.
--------------------------------------------------------------------------------

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix II later in this Prospectus for an example of how the Roll-up to age 85 benefit base that is part of the "Greater of" guaranteed minimum death benefit is calculated.

                    --------------------------------------

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.


                                              Contract features and benefits  51
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Appendix II: Guaranteed benefit base examples

--------------------------------------------------------------------------------

Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit bases and Guaranteed income benefit base for an owner age 60 would be calculated as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                     Guaranteed minimum death benefit                            Guaranteed income
                                                                                                                       benefit

             Protection with                           Highest
  End of    Investment Perfor-     Return of          Anniversary           Roll-up to       "Greater of"
 Contract      mance Account       Principal         Value benefit           age 85             benefit             GIB benefit
   Year            Value          benefit base            base              benefit base          base                 base
------------------------------------------------------------------------------------------------------------------------------------
     1           $103,000         $  100,000 (1)      $  103,000 (2)       $  104,000        $  104,000 (5)            $104,000
     2           $107,120         $   100,000(1)      $   107,120(2)       $  108,160        $   108,160(5)            $108,160
     3           $113,547         $   100,000(1)      $   113,547(2)       $  113,547(4)     $   113,547(5)            $113,547
     4           $120,360         $   100,000(1)      $   120,360(2)       $  118,089        $   120,360(6)            $118,089
     5           $128,785         $   100,000(1)      $   128,785(2)       $  122,813        $   128,785(6)            $122,813
     6           $126,210         $   100,000(1)      $   128,785(3)       $  127,725        $   128,785(6)            $127,725
     7           $128,734         $   100,000(1)      $   128,785(3)       $  132,834        $   132,834(5)            $132,834
------------------------------------------------------------------------------------------------------------------------------------

The Protection with Investment Performance account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results. For example, at the end of contract year 1, the Protection with Investment Performance account value = $103,000 = $100,000 x (1+3.00%).

Your applicable death benefit in connection with the Protection with Investment Performance variable investment options is equal to the Protection with Investment Performance account value or the Guaranteed minimum death benefit base, if greater.

GUARANTEED INCOME BENEFIT


GIB BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. At the end of contract year 1, the GIB benefit base is equal to the initial contribution to the Protection with Investment Performance account, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. For contract years 2, and 4 through 7, the GIB benefit base is equal to the previous year's GIB benefit base multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. At the end of contract year 3, the GIB benefit base is reset to the current Protection with Investment Performance account value. For contract year 6, the GIB benefit base is equal to the previous year's GIB benefit base, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. Please note that the GIB benefit base was eligible for a reset on the 6th contract date anniversary, but the Protection with Investment Performance account value was less than the GIB benefit base. As a result, there was no reset of the GIB benefit base.

For example:

  o    At the end of contract year 3, the GIB benefit base = $113,547
       The GIB benefit base is being "reset" to equal the Protection with Investment Performance account value of $113,547.

  o At the end of contract year 4, the GIB benefit base = $118,089 Calculated as follows: $113,547 x (1 + 4.00%) = $118,089

GUARANTEED MINIMUM DEATH BENEFIT


RETURN OF PRINCIPAL BENEFIT BASE

(1) At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protection with Investment Performance account variable investment options.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE

(2) At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protection with Investment Performance account value.


                               Appendix II: Guaranteed benefit base examples B-1
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    For example:
    o At the end of contract year 2, the Highest Anniversary Value benefit base = $107,120, or the Protection with Investment Performance account value.

(3) At the end of contract year 6 through 7, the benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protection with Investment Performance account value.
    For example:
    o At the end of contract year 6, the Highest Anniversary Value benefit base = $128,785, or the Highest Anniversary Value benefit base at the end of contract year 5.

ROLL-UP TO AGE 85 BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. The Deferral bonus Roll-up rate for the Roll-up to age 85 benefit base is assumed to be the minimum Deferral bonus Roll-up rate, which is 4.00%. At the end of contract year 1, the Roll-up to age 85 benefit base is equal to the initial contribution to the Protection with Investment Performance account, multiplied by [1 + the Deferral Bonus Roll-up rate of 4.00%]. At the end of contract years 2, and 4 through 7, the Roll-up to age 85 benefit base is equal to the previous year's Roll-up to age 85 benefit base, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. At the end of contract year 3, the Roll-up to age 85 benefit base is reset to the current Protection with Investment Performance account value. For contract year 6, the Roll-up to age 85 benefit base is equal to the previous year's Roll-up to age 85 benefit base multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. Please note that the Roll-up to age 85 benefit base was eligible for a reset on the 6th contract date anniversary but the Protection with Investment Performance account value was less than the Roll-up to age 85 benefit base. As a result, there was no reset of the Roll-up to age 85 benefit base.

    For example:
    o At the end of contract year 2, the Roll-up to age 85 benefit base = $108,160.

       Calculated as follows: $104,000 x (1 + 4.00%) = $108,160

(4) At the end of contract year 3, the Roll-up to age 85 benefit base is reset to the current account value.
    o At the end of contract year 3, the Roll-up to age 85 benefit base = $113,547.

     The GIB benefit base is being "reset" to equal the Protection with Investment Performance account value of $113,547.

"GREATER OF" DEATH BENEFIT BASE

The "Greater of" death benefit base is the greater of (i.) the Roll-up to age 85 benefit base, and (ii) the Highest Anniversary Value benefit base.

(5) At the end of contract years 1 through 3 and 7, the "Greater of" death benefit base is based on the Roll-up to age 85 benefit base.

    For example:
    o  At the end of contract year 2, the "Greater of" death benefit = $108,160.

(6) At the end of contract years 4 through 6, the "Greater of" death benefit base is based on the Highest Anniversary Value benefit base.

    For example:
    o  At the end of contract year 4, the "Greater of death benefit = $120,360.


B-2 Appendix II: Guaranteed benefit base examples
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Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLE #1

As described below, this example assumes the Protection with Investment Performance account value is less than the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

                                                               Assumed
                                                               Deferral
                        Protection with                         bonus
                           Investment                       Roll-up Rate/
  End of     Assumed      Performance                           Annual
 Contract      Net          account                            Roll-up
   Year       Return         value           Withdrawal          Rate
---------- ----------- ----------------- ----------------- ---------------
  0                         $100,000
  1          3.0%           $103,000         $      0      4.0%
  2          4.0%           $107,120         $      0      4.0%
  3          6.0%           $113,547         $      0      4.0%
  4          6.0%           $120,360         $      0      4.0%
  5          7.0%           $128,785         $      0      4.0%
Alternative #1: Owner withdraws the Annual withdrawal amount, which equals
$4,913
--------------------------------------------------------------------------
Year 6      (5.0)%          $122,346         $  4,913      4.0%

Year 7 Annual Withdrawal Amount:             $  4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
--------------------------------------------------------------------------
Year 6      (5.0)%          $122,346         $  7,000      4.0%

Year 7 Annual Withdrawal Amount:             $  4,829(11)



                Guaranteed
                  Income
                 Benefit                         Guaranteed Minimum Death Benefits
           ------------------- ---------------------------------------------------------------------
                                                      Highest
                                   Return of        Anniversary         Roll-up to
  End of           GIB             Principal           Value              age 85        "Greater of"
 Contract        benefit            benefit           benefit            benefit          benefit
   Year            base               base              base               base             base
---------- ------------------- ----------------- ----------------- ------------------- -------------
  0            $  100,000(3)      $  100,000(1)     $  100,000(2)      $  100,000(3)   $100,000
  1            $  104,000(3)      $  100,000(1)     $  103,000(2)      $  104,000(3)   $104,000
  2            $  108,160(3)      $  100,000(1)     $  107,120(2)      $  108,160(3)   $108,160
  3            $  113,547(3)      $  100,000(1)     $  113,547(2)      $  113,547(3)   $113,547
  4            $  118,089(3)      $  100,000(1)     $  120,360(2)      $  118,089(3)   $120,360
  5            $  122,813(3)      $  100,000(1)     $  128,785(2)      $  122,813(3)   $128,785

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913
---------------------------------------------------------------------------------
Year 6         $  122,813(6)      $   95,985(4)     $  123,615(5)      $  122,813(6)   $123,615

Year 7 Annual Withdrawal Amount:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
----------------------------------------------------------------------------------------------------
Year 6         $  120,717(10)     $   94,279(8)     $  121,417(9)      $  120,717(10)  $121,417

Year 7 Annual Withdrawal Amount:

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

    o At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protection with Investment Per-formance account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary, plus the Deferral bonus Roll-up amount. It is important to note that withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GIB benefit base until the end of the contract year.


For example:

    o At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by the assumed Deferral bonus Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).


                                --------------

F-1 Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases
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EXAMPLE #2

This example assumes the the Protection with Investment Performance account value is greater than the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

                                                                                                                 Assumed
                                                                                                                  Annual
                                                                          Protection with                        Deferral
                                                                             Investment                           bonus
   End of                                                       Assumed     Performance                       Roll-up Rate/
  Contract                                                        Net         account                            Roll-up
    Year                                                         Return        value           Withdrawal          Rate
------------------------------------------------------------------------ ----------------- ----------------- ---------------
     0                                                                        $100,000
     1                                                         3.0%           $103,000         $      0      4.0%
     2                                                         4.0%           $107,120         $      0      4.0%
     3                                                         6.0%           $113,547         $      0      4.0%
     4                                                         6.0%           $120,360         $      0      4.0%
     5                                                         7.0%           $128,785         $      0      4.0%


Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
----------------------------------------------------------------------------------------------------------------------------
Year 6                                                         5.0%           $135,224         $  4,913      4.0%

Year 7 Annual Withdrawal Amount:                                                               $  4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
----------------------------------------------------------------------------------------------------------------------------
Year 6                                                         5.0%           $135,224         $  7,000      4.0%

Year 7 Annual Withdrawal Amount:                                                               $  4,837(11)


                                             Guaranteed
                                               Income
                                               Benefit                      Guaranteed Minimum Death Benefit
                                          ----------------- ------------------------------------------------------------------------
                                                                                   Highest
                                                                Return of        Anniversary         Roll-up to
   End of                                       GIB             Principal           Value              age 85         "Greater of"
  Contract                                    benefit            benefit           benefit            benefit           benefit
    Year                                        base               base              base               base              base
----------------------------------------------------------- ----------------- ----------------- ------------------------------------
     0                                      $  100,000(3)      $  100,000(1)     $  100,000(2)      $  100,000(3)        $100,000
     1                                      $  104,000(3)      $  100,000(1)     $  103,000(2)      $  104,000(3)        $104,000
     2                                      $  108,160(3)      $  100,000(1)     $  107,120(2)      $  108,160(3)        $108,160
     3                                      $  113,547(3)      $  100,000(1)     $  113,547(2)      $  113,547(3)        $113,547
     4                                      $  118,089(3)      $  100,000(1)     $  120,360(2)      $  118,089(3)        $120,360
     5                                      $  122,813(3)      $  100,000(1)     $  128,785(2)      $  122,813(3)        $128,785


Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
------------------------------------------------------------------------------------------------------------------------------------
Year 6                                      $  122,813(6)      $   96,367(4)     $  124,106(5)      $  122,813(6)        $124,106

Year 7 Annual Withdrawal Amount:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------------------------------------------------
Year 6                                      $  120,916(10)     $   94,823(8)     $  122,118(9)      $  120,916(10)       $122,118

Year 7 Annual Withdrawal Amount:

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

     o At the end of contract year 4 the Highest Anniversary Value benefit base is $120,360. This is because the Protection with Investment Performance account value ($120,360) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($113,547).

(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount. It is important to note that withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GIB benefit base until the end of the contract year.

For example:

     o At the end of contract year 3, the Roll-up benefit bases are equal to $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus the Deferral bonus Roll-up amount ($4,326).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB benefit base)).


F-3 Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases